AMBER OPTOELECTRONICS INC.

2283 Argentia Road, Unit 10, Box 8,

 Mississauga ON L5N 5Z2, Canada

Tel. 905 824 5306                                                                                                                Fax. 780 665 6194

June 17, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Attention:

Ms. Michele Anderson

Legal Branch Chief

Re:

Amber Optoelectronics, Inc.

Form S-1/A

Filed March 14, 2008

File No. 333-147225

Dear Ms. Anderson:

Please find enclosed our comments to your letter dated March 21, 2008, in reference to our Form S-1, Amendment #5.

I consent to the use in this Registration Statement of Amber Optoelectronics Inc. on Form S-1

of your requirements dated March 21, 2008, which is a part of this Registration Statement.

Sincerely,

      /S/

John Campana

President

cc: Richard S. Lane, Esq.

Via Facsimile: (212} 737-3259

Table of Contents

GENERAL

Comment 1

Comment 2

Comment 3

Comment 4

Comment 5

PROSPECTUS SUMMARY

Comment 6

BUSINESS SECTION, PAGE 3

Comment 8

Comment 9

Comment 10

REPORTS TO SECURITY HOLDERS, PAGE 4

Comment 11

RECENT DEVELOPMENTS, PAGE 5

Comment 12

RISKS RELATED TO OUR BUSINESS, PAGE 5

Comment 13

FUTURE SALES BY EXISTING SHAREHOLDERS COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK, PAGE 5  - 6 -

Comment 14

PLAN OF OPERATIONS, PAGE 6

Comment 15

SECURITY OWNERSHIP OF MANAGEMENT, PAGE 6

Comment 16

Comment 17

EXECUTIVE COMPENSATION

Comment 18

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS, PAGE 8

Comment 19

REVISED.

UNDERTAKINGS, PAGE 10

Comment 20

REVISED.

Comment 21

REVISED.

MANAGEMENT DISCUSSION AND ANALYSIS, PAGE 12

Comment 22

LIQUIDITY AND CAPITAL RESOURCES, PAGE 12

Comment 23

Comment 24

Comment 25

Comment 27

Comment 28

FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2007

STATEMENTS OF CASH FLOW, PAGE 32

Comment 29

NOTES TO FINANCIAL STATEMENTS, PAGE 33

Comment 30

PART II

SIGNATURES

Comment 31

EXHIBIT 5.1

Comment 32

Comment 33

Comment 34

i

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Re:

Amber Optoelectronics, Inc.

Form S-1/A

Filed March 14, 2008

File No. 333-147225

Table of Contents

  General
      Comment 1
      Comment 2
      Comment 3
      Comment 4
      Comment 5
  Prospectus Summary
  Business Section, page 3
      Comment 8
      Comment 9
      Comment 10
  Reports to Security Holders, page 4
      Comment 11
  Recent Developments, page 5
      Comment 12
  Risks related to our business, page 5
      Comment 13
  Future sales by existing shareholders could depress the market price of our common stock, page 5
      Comment 14
  Plan of Operations, page 6
      Comment 15
  Security Ownership of Management, page 6
      Comment 16
      Comment 17
  Executive Compensation
      Comment 18
  Certain Relationship and Related Transactions, page 8
      Comment 19
  Revised.
  Undertakings, page 10
      Comment 20
  Revised.
      Comment 21
  Revised.
  Management Discussion and Analysis, page 12
      Comment 22
  Liquidity and Capital Resources, page 12
      Comment 23
      Comment 24
      Comment 25
      Comment 27
      Comment 28
  Financial Statements for the Period Ended September 30, 2007
  Statements of Cash Flow, page 32
      Comment 29
  Notes to Financial Statements, page 33
      Comment 30
  Part II
  Signatures
      Comment 31
  Exhibit 5.1
      Comment 32
      Comment 33
      Comment 34

General

Comment 1

1. The licensing rights agreement filed as Exhibit 6.0 indicates that the territory covered in its scope includes Iran and Sudan. Your filing, however, does not inc1ude any specific information regarding contacts with Iran and Sudan, countries that are identified by U.S. State Department as State sponsors of terrorism and subject to U.S. Economic Sanctions and export controls.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran or Sudan, if any, whether through direct or indirect arrangement. Your response should describe in reasonable detail any products, equipment, technology, and services that you have provided into those countries, and any agreements, commercial arrangements., or other contacts with the governments of those countries or entities controlled by them. Your response also should indicate whether you have ongoing obligations pursuant to any Iran and/or Sudan-related agreements entered into by Mei Pao before it ceased opera1ions, and describe the nature and extent of any such obligations.

The reference to the countries listed in the Licensing Rights Agreement, Exhibit 10.1, is a broad list of international countries that contains both hostile and friendly states. The Territory List was compiled by the patent holders to specify a ‘worldwide’ licensing rights situation.  It was never the intention of Amber Optoelectronics Inc., to sell to every country named in that list of countries. It is our intention to avoid doing business with any country deemed to be a sponsor of terrorism. Our current marketing plan is focused entirely on original equipment manufacturers operating inside China, Taiwan, Japan, South Korea, Philippines, USA, Canada, and countries of the European Union. Furthermore, we can state unequivocally that neither Amber or Mei Pao, before it ceased operations, either directly or via a subsidiary, has ever sold or attempted to sell products to Iran or Sudan nor any country identified as sponsoring terrorism.  Neither Amber nor Mei Pao, before it ceased operations, has provided any products, equipment, technology or services into either Iran or Sudan. Neither Amber nor Mei Pao, before it ceased operations, has entered into any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them. Neither Amber nor Mei Pao, before it ceased operations, has/or had any ongoing obligations pursuant to any Iran and/or Sudan–related agreements. In the interest of clarity, Amber has notified the patent holders, kindly refer to our letter dated March 25, 2008 (Exhibit 10.2, confirmation in Exhibit 10.3) and attached herein, to cancel the Territories paragraph section of the licensing rights agreement and revise (and replace) the list of countries specifying the abovementioned countries as the only countries covered under the Licensing Rights Agreement.

Comment 2

2. The licensing rights agreement also shows that four of the patents with respect to which you are granted rights are valid in "Korea".  Please advise us whether “Korea” denotes North Korea, a country that is also identified by the U.S. State Department as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls.  If so, provide us the same type of information regarding your North Korean contacts as requested in our preceding comment regarding your contacts with Iran and Sudan.

Korea, as mentioned in the Licensing Rights Agreement table of registered patents, denotes South Korea as specified further on under the Territory list of countries. The table, along with the Territory list of countries in the Licensing Rights Agreement, has been revised to clarify the specific countries where Amber will market its products and refers to South Korea. As previously stated, it is our intention to avoid doing business with any country deemed to be a sponsor of terrorism.

Refer to FORM S-1, Amendment #6, Exhibit 10.2, page 53 and Exhibit 10.21, page 54.

Comment 3

3. We note your response to prior comments one and fifty in our letter dated January 25, 2008.  Please revise, as previously requested, to account for all shares being offered on behalf of selling shareholders. At present, you have accounted only for the 100,000 shares being offered on behalf of Mr. Lane, or roughly 0.4% of the shares you have included on the outside cover page.  Please include disclosure about the resale transactions relating to the other 25,628,850 shares you are registering. Also, please provide the disclosure for all selling shareholders in the tabular format required by Item 507 of Regulation S-B.  Further please file as exhibits to your registration statement any registration rights agreements into which the selling shareholders entered.

Revised.  As per an excerpt from our counsel;

“The issuer is registering 15,278,850 shares of outstanding common stock held by non related or affiliated shareholders. The Issuer is also registering 10,450,000 shares of common stock in connection with the acquisition of the Taiwan company, “Amber Optoelectronics Ltd.”, of these a total of 700,000 are held by the three directors and general counsel of the company. None of the current shareholders are underwriters, brokers or affiliated with a broker or underwriter, nor are any of the shareholders acting as a conduit for the issuer, or acting as an underwriter selling on behalf of the issuer.”

Refer to FORM S-1, Amendment #6, Amber Optoelectonics Selling Security Holders, page 6 and

Exhibit 5.2, page 50.

Comment 4

4. We note your response to prior comment two, and Mr. Lane’s provision of a 1egal opinion regarding the shares offered on his behalf.  Please note that the comment did not request an opinion of counsel, nor is the determination of whether the offering is a primary versus a secondary offering one upon which counsel may opinion.  Instead, please provide us with a legal analysis as to why the entire 25,728,850 shares of common stock you are registering for resale should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer.  Given the nature and size of the transaction being registered including the fact that it represents 100% of your common stock outstanding, it appears that this is a primary offering to be conducted on a delayed basis, which the company is not permitted to do under Rule 415.  Please refer to Telephone Interpretation D-29 for guidance in distinguishing secondary offerings from primary offerings.

As per an excerpt from our counsel;

“with respect to your comment # 4,  please accept the following as my legal analysis, based upon which I have determined that the shares being registered for resale should be regarded as a secondary offering (eligible to be made on a delayed or continuous basis under Rule 415 (a)(I)(i). In addition to reviewing the foregoing portion of 415, I have also reviewed D-29 of the Manual of Publicly Available Telephone Interpretations and Item 507 of Regulation S-K.”

Refer to FORM S-1, Amendment #6, Exhibit 5.2, page 50.

Comment 5

5. We note your response to prior comments 47 and 48.  Please note that these comments must also be fully addressed when you provide information regarding selling shareholders other than Mr. Lane.

None of our selling stockholders are broker-dealers or underwriters selling of behalf of the issuer. Neither is any selling stockholder an affiliate of a broker-dealer as defined under the Securities Act of 1933, Regulation C, and Rule 405 Definition of Terms.

Refer to FORM S-1, Amendment #6, Selling Security Holders, page 5 and Exhibit 99.11, page 64 and Exhibit 99.12, page 71.

Prospectus Summary

Comment 6

6. We note your response to prior comments seven and twenty-seven in our letter dated January 25, 2008, and the revised disclosure in your prospectus summary.  Please revise to include in Part II of your registration statement the disclosure required by Item 701 of Regulation S-B, “Recent Sales of Unregistered Securities” for all securities sold within the last three years not registered under the Securities Act. We note by way of example only, the issuance of 9.000,000 shares by Amber Optoelectronics on December 29, 2006.  Also, please revise your document so that all information required by Part II of Form S-l appears after the items set forth in Part I of Form S-1.

Revised.

The issuance of 9,000,000 to Mr. Jack C. Chen, plus 750,000 shares was not a sale of securities, but an exchange of shares, which resulted in the acquisition of Amber Optoelectronics Ltd. Taiwan by Amber

Optoelectronics Inc. a State of Delaware Corporation.

The 100,000 shares issued to Mr. Richard Lane, plus the 200,000 shares given to each of the three directors of the company was consideration given to the attorney and directors for services rendered, and to be rendered.

As Amber Optoelectronics Inc. is not listed for trading on any existing market there is no current value for the shares. If and when Amber Optoelectronics Inc elects to be listed, said value shall be determined by purchasers and sellers of their shares.

Refer to FORM S-1, Amendment #6, Security Ownership of Certain Beneficial Owners, page 19.

Comment 7

7. As requested in prior comment eight, please revise your Prospectus Summary to reference your working capital deficit and your net loss for the year ended December 31, 2006.  You may balance this disclosure by comparing it to your 2007 balance sheet and results of operations.

At December 31, 2006, the Company had current assets and liabilities totaling $1,534,887 and $2,502,730, respectively, this resulted in a working capital deficit of $967,843.  At this time, none of the shareholders with the exception of Mr. Jack Chen have contributed towards funding of the company.  Currently its only significant shareholder, Mr. Jack Chen has financed the company’s operations via his arrangement with Amber Optoelectronics Inc., and there is no repayment due as a result of this arrangement.  The Company has incurred a net loss during the current fiscal year of $1,464,020 but does not anticipate this to continue into future fiscal years. Included in the net loss incurred during the current year was a one-time expense of $1,405,230, which accounted for almost the entire amount of the net loss.

Please refer to the Financial Statements for the Twelve Month Period Ending December 31, 2007 and the Three Month Period Ending March 31, 2008, which are included in Form S-1, Amendment #6 and now supersede this comment and the earlier financial statements (contained in Form S-1, Amendment #5).

At December 31, 2007, the Company had current assets and liabilities totaling $477,561 and $345,955, respectively, that resulted in a working capital surplus of $131,606. The Company has generated a net income of $1,287,246 during the current fiscal year due to recognition of gains from settlement of debts and asset disposal.

Refer to FORM S-1, Amendment #6, Liquidity and Capital Resources, page 12.

Business Section, page 3

Comment 8

8. We revise to delete the unnecessary reference to Exhibit 5.4 within your Business Section.

The reference to Exhibit 5.4 as earlier referenced in “Amendment No. 5 to FORM SB-2 on FORM S-1” has been deleted on FORM S-1, Amendment #6.

Comment 9

9. Please revise to briefly explain how the company realized gain on the settlement of debt and asset disposal.  Identify, for example, the parties to the debt settlement and identify the assets disposed of and to whom.  Please a1so move this disclosure to the MD&A section since it is not so material that it warrants inclusion in your prospectus summary.

One of the consolidated entities, Yixiang, became insolvent and ceased its operations.  Consequently, Yixiang became, essentially, bankrupt.  As the result, Yixiang was liquidated and Amber Optoelectronics Corp. in Taiwan settled with the bank.  Hence, it was recognized as gain in the income statement for the 9 months ended September 30, 2007.  The bank is one of the regional banks in Taipei, Taiwan.

In addition, through disposal of Yixiang’s inventories and equipment, Amber managed to recognize gains from the asset disposal in the income statement for the 9 months ended September 30, 2007.  The inventory consisted of various LCD (Liquid Crystal Display) components, such as, LCD screen frames, fasteners, etc., manufacturing equipment and “back light” modules. The parties that acquired the asset disposal are mostly business vendors located  in Taiwan.

Please refer to the Financial Statements for the Twelve Month Period Ending December 31, 2007 and the Three Month Period Ending March 31, 2008, which are included in Form S-1, Amendment #6 and now supersede this comment and  the earlier financial statements (contained in Form S-1, Amendment #5).

Comment 10

10. Expand your Business Section to provide a more fulsome description of your business that addresses the requirements of Item 101 of Regulation S-B, including an enhanced description of your products and the markets that you serve, your distribution methods, competition in your industry, the sources and availability or new materials and your research and development activities.

The reference has been expanded to provide a more expanded description as per requirements.

Refer to FORM S-1, Amendment #6, Principal Products, Distribution Methods, Competitive Business Conditions, page 10.  Also, Competitive Strengths, Research and Development and Dependence on one or a few customers, page 11.

Reports to Security Holders, page 4

Comment 11

11.  Please revise to reference Form S-1, as opposed to Form SB-2, as well as to include the Commission address of 100 F Street, N.E., Washington. DC 20549.

Revised.

Refer to FORM S-1, Amendment #6, Reports to Security Holders, page 12 and Available Information page 20.

Recent Developments, page 5

Comment 12

12. We note your response to prior comments 13 & 15, and the recent development section where you inc1ude disclosure regarding the purchase orders and letters of intent to which Amber Optoelectronics is a party.  Please revise to discuss the material terms of the purchase orders and letters of Intent within your Managements Discussion and Analysis section.  Include, among other things, disclosure concerning the dates on which the agreements were entered (we note that the purchase order with Image Power Technology Corp. is dated January 22, 1997 for delivery on March 30, 1997), how the values you have assigned to the agreements were determined (including the total values you have extrapolated in Exhibit 10.2. such as how you determined the value of the purchase order with Advanced Technical Solutions to result in $100 million in additional annual sales), as well as the term and termination provisions for each agreement. Clarify in the summary and MD&A sections, as appears to be the case, that Amber Optoelectronics may not receive any revenues under letters of intent, insofar as they are non-contractual and non-binding. We also note that not all of your purchase orders appear to be the orders as executed.  Please fi1e executed exhibits with your next amendment.

1)  The “Minguo Calendar” is the method of numbering years which is currently used in the Republic of China (ROC); namely, Taiwan, Penghu, Kinmen, and Matsu.

This calendar is still used today for official purposes inTaiwan.  For example the Year 1912 AD is the 1st Year of the Republic, and the Year 1949 AD is the 38th.  In Exhibit 10.41 (page 56), there is a reference to the Year 97, which is corresponds to the Year 2008 AD (see Comparison Chart below).  In addition, organizations that are dealing with North American companies will at times specify the Year in “AD” format as well.

Minguo Calendar Comparison Chart

Minguo Calendar	91	92	93	94	95	96	97	98	99	100
Year AD	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011

2)

Our manufacturing obligations to Advanced Technical Solutions when taking into account our Purchase Orders (PO’s) and Letters of Intent (LOI’s); both present and future is detailed as follows:

Sales Forecast:  Advanced Technical Solutions

Sales	Customer	Description	Qty/Mth	Mths/	Qty/Year	Unit	Potential	Status
Pipeline				Year		Price	Sales
As per P.O.'s	Adv. Tech. Sol.	15" LCD	10,000	12	120,000	$105	$12,600,000	Production Testing
As per LOI	Adv. Tech. Sol.	19 W/LCD*	10,000	12	120,000	$135	$16,200,000	Future Production
As per LOI	Adv. Tech. Sol.	26" LCD*	2,000	12	24,000	$230	$5,520,000	Future Production
As per LOI	Adv. Tech. Sol.	32" LCD*	10,000	12	120,000	$330	$39,600,000	Future Production
As per LOI	Adv. Tech. Sol.	42" LCD*	5,000	12	60,000	$520	$31,200,000	Future Production
Totals			37,000		444,000		$105,120,000

v

In the original exhibit 10.2 we differentiated between the PO’s and LOI’s as obligations.  When we made reference to Advanced Technology Solutions resulting in $100M in additional sales, we combined the present Purchase Order - the $12,600,000 order already in production (Sales Forecast:  Advanced Technical Solution, line 1 above), combined with the anticipated sales forecast obtained from their LOI’s on file.

3)  As per your concern, an LOI is very different obligation than that of a PO as the LOI’s are non-contractual and non-binding.  The reference ($100M) should have been stated as a “Sales Forecast”.

As per our excellent relationship with this client, we anticipate that the LOI’s will be converted to PO’s in the very near future.  We have modified the reference in Exhibit 10.4 to reflect this.

4)  The purchase orders originally tabled in Exhibit 10.4 were representative samples of Monthly or Quarterly purchase orders.  We revised the table in Exhibit 10.4 and made notations where necessary.

Refer to FORM S-1, Amendment #6, Recent Developments, page 9 and Exhibit 10.4, page 55.

Risks related to our business, page 5

Comment 13

13.  We note that you have deleted a number of risk factors from your prior registration statement, including, for example, risk factor disclosure concerning your dependence on key personnel and the extent to which insiders exert influence over the company by virtue of their significant holdings.  Please advise us how you determined that these are no longer material risks relative to an investment in Amber Optoelectronics.

The reference has been revised.

Refer to FORM S-1, Amendment #6, Risks related to our Business, page 3.

Future sales by existing shareholders could depress the market price of our common stock, page 5

Comment 14

14. Please revise to indicate the maximum number of shares the selling shareholders may potentially sell.

Revised.  The maximum number of shares the selling shareholders may potentially sell is 25,728,850.

Refer to FORM S-1, Amendment #6, Risks Related to Ownership of our Common Stock, page 4.

Plan of Operations, page 6

Comment 15

15. We note your response to prior comment 20.  Please revise, beyond the general reference to "the overall cost to increase production [being] minimal,” to quantify the costs associated with more than doubling your production. Further describe how costs of expansion will be “covered by purchase orders in hand” to explain the timing of payments received by the company under the terms of the purchase orders.

Revised.

Amber Optoelectronics Inc., is entering a stage in its development whereby most of its traditional “startup” costs have been already allocated in the past.  Its manufacturing plant is now in a position where most of its resources – equipment, tools and experienced personnel are now in place, whereby the additional cost resulting from an increase in production capacity will be minimal.  Amber can presently offset the production of 30,000 units per month - from a present capacity of 20,000 units per month - with minimal effort as the equipment is already in place.  As it generates additional sales, leading to increased production, our profit margin should sustain our additional costs moving forward.

Refer to FORM S-1, Amendment #6, Plan of Operations, page 10.

Security Ownership of Management, page 6

Comment 16

16. We note your response to prior comment 22.  The table on page 6 does not, however, “set forth information relating to the beneficial ownership of the company’s common stock" as your introductory paragraph states that it does.

Please revise the heading and introduction to explain why you have included this table.

The reference has been revised. The table was modified to take into account the Security Ownership of Management as a group.

Refer to FORM S-1, Amendment #6, Security Ownership of Management, page 18.

Securities Ownership of Certain Beneficial Owners Table, page 7

Comment 17

17, Revise the table to include the number and percentage of shares beneficially .owned by your officers and directors as a group in accordance with Item 403(b) of Regulation S-B.

The table has been revised to include the total number and percentage of shares beneficially owned by our officers and directors as a group.

Refer to FORM S-1, Amendment #6, Securities Ownership of Certain Beneficial Owners, page 19.

Executive Compensation

Comment 18

18. We note your response to prior comment 25.  Include actual amounts or zeroes rather than stating “nil" throughout the table.  Please revise column (e) to disclose the aggregate grant date fair value of the stock awards computed in accordance with FAS 123R, as required by Item 402{b){2)(v) of Regulation S-B. Also include footnote disclosure concerning the stock awards pursuant to the instructions Item 402(b)(2)(v) and (vi) of Regulation S-B.  In addition, please revise the "total" column to account for the value of the stock awards.

The table has been revised to include the actual amounts.

Refer to FORM S-1, Amendment #6, Executive Compensation, page 17.

Certain Relationship and Related Transactions, page 8

Comment 19

19. We note your response to prior comment 26, but are unable to determine where within the body of your prospectus you have made revision to address the related party transactions you describe in footnote 11 to your financial statements.  Please advise or revise.

Revised.

2006
Name	Maxima Balance	Date	Ended Balance
Jin-Wan Chen	$30,675	December 31	$30,675
Chao-Wen Cheng	$30,675	December 31	$30,675

2005
Name	Maxima Balance	Date	Ended Balance
Jin-Wan Chen	$415,106	December 31	$415,106
Chao-Wen Cheng	$412,868	December 31	$412,868

Refer to FORM S-1, Amendment #6, Certain Relationships and Related Transactions, page 19.

Undertakings, page 10

Comment 20

20. We note your response to prior comment 28.  Please advise us why you have included Undertaking l(iii) as it does not appear to be derived from Item 512 of Regulation S-B or delete it.

Revised.

Refer to FORM S-1, Amendment #6, Undertakings, page 74.

Comment 21

21. Please revise to include the undertakings required by Item 512(a)(I)(iii) of Regulation S-B, as well as Items  512(a)(3) and 5I2(g) of Regulation S-B.

Revised.

Refer to FORM S-1, Amendment #6, Undertakings, page 74.

Management Discussion and Analysis, page 12

Comment 22

22. We note your response to prior comment 30 but cannot locate where or how you have either revised your disclosure in response to the comment or advised us why you do not believe revision is necessary. We are, therefore, reissuing the comment.

As documented in Form S-1,Amendment #6,  the following table sets forth estimated expenses expected to be incurred in connection with the issuance and distribution of the securities being registered. All associated “public company” expenses will be paid by Amber Optoelectronics, Inc.

Amount (1)
SEC Registration fee	$39.80
Blue Sky fees and expenses	7,000.00
Printing and shipping expenses	250.00
Legal fees	6,500.00
Transfer and Miscellaneous expenses	4,500.00
Total (1)	$18,289.80

              (1) All expenses, except SEC registration fees, are estimated.

Amber Optoelectronic Inc., management believes that it will be in a better position poised for long term growth by becoming a public entity.  Its present product portfolio has captured a niche in the LCD marketplace, by providing technological innovations at a reduced cost.  As Amber embarks on increasing its customer base, financing may be required to provide to facilitate long-term growth. Amber understands that its growth depends upon increasing its present client base, production capacity, inventory holding & staging areas, personnel requirements, sales/marketing activities, and production samples. By obtaining a public listing, Amber will be in better position to obtain financing to move its business plan forward.  Shareholders will benefit as Amber will be public entity allowing a market for their shares as well as providing potential investors with an exit strategy.

Please note that Management also understands that there is no assurance, in the event the Company obtains a public listing, that it will be able to fund its future operations as a result of the public listing.

Refer to FORM S-1, Amendment #6, Other Expenses of Issuance and Distribution, page 21.

Liquidity and Capital Resources, page 12

Comment 23

23. We note your' response to prior comment 32, and the revised disclosure at page 13.  Please note that the comment requested the identification of any known trends that could have a material impact on your short-term or long-term liquidity, not product sales.  Please revise, or advise us why you believe no further revision is needed.  Refer to Item 303(b)(i) of Regulation S-B.  Likewise, we note your response  to prior comment 34, but are unable to determine that you have addressed the concerns of Item 303(a)(j) of Regulation S-B, which requests that you identify how long you can satisfy your cash requirements, and whether you will have to raise additional funds in the next twelve months, within your discussion of liquidity.

Revised.

We have historically funded our working capital needs from operations, advance payments from customers, bank borrowings, and capital from shareholders. Our working capital requirements are influenced by the level of our operations, the numerical and dollar volume of our project contracts, the progress of our contract execution, and the timing of accounts receivable collections.   Presently, we have a number of Purchase Orders (contracts) on file that should properly sustain the company over the next twelve months.

Refer to FORM S-1, Amendment #6, Liquidity and Capital Resources, page 12.

Comment 24

24. We note your response to prior comment 31. Your statement that “at this time no shareholders have contributed towards funding the company” is at variance with the statement on pages 10-11 that "'currently, its significant shareholders are financing the company’s operations.  Please revise to address the original comment, or, to the extent that shareholders are in fact no longer financing the company’s operations, revise to indicate when the financing was repaid by Amber Optoelectronic, to whom and in what amount.

Revised.

At this time, none of the shareholders with the exception of Mr. Jack Chen have contributed towards funding of the company.  Currently its only significant shareholder, Mr. Jack Chen has financed the company’s operations in the past via his arrangement Amber Optoelectronics Inc., and there is no repayment due as a result of this arrangement.  We do not foresee any need for further financing in the near future.

Refer to FORM S-1, Amendment #6, Liquidity and Capital Resources, page 12.

Comment 25

25. We note your reference to the backlog of purchase orders and the accompanying exhibit.  Please revise your disclose and provide a more detailed description of this external source of liquidity, in particular, disclosure when you will be required to fulfill these purchase orders and how many (in dollar terms) of these purchase orders will be fulfilled during the next twelve months.

In reference to the purchase orders that we have obtained, in January 2008, it took us some time to establish our manufacturing facility to facilitate full production of the 15” and 17” modules.  In agreement with our customers we have modified the product delivery schedules to take this into account.  At the same time, we also adjusted our production schedule and customer delivery dates to take into account the production of the 19W”, 26”, 32” and 42” modules.  The production rollout schedule is a conservative forecast that has been adjusted in accordance with our existing manufacturing facilities, the requirements for additional manufacturing moulds and presses.  The purchase (and/or lease) of these additional moulds and presses will be offset by the sales margins realized from the sales of the manufactured products.  The production schedule in Exhibit xxx, outlines the product fulfillments and revenue associated with each, over the next twelve months.  Amber Optoelectronics utilized a conservative approach in outlining this schedule as this allows our customers (as a whole) the minimum volume acceptable requirements.   At this time, we have a sales forecast that presently exceeds our production schedule and we are targeting to offset this delta over the next few months by increasing our operational and manufacturing efficiencies.

Refer to FORM S-1, Amendment #6, Exhibit 99.2, Manufacturing Production Schedule, page 72.

Management’s Discussion and Analysis for the Nine Months ended September 30, 2007.

Comment 26

26. We note your response to prior comment 43.  Please note that the comments did not request that you changed the description of this section, but rather that you address, as applicable, all comments issued on Management’s Discussion and Analysis for the year ended December 31. 2006 as compared to the year ended December 31, 2005, to your discussion of the shorter period here. As an example only, you should revise this section to incorporate disclosure to comments 36 and 38.  Please revise.

Please refer to the Financial Statements for the Twelve Month Period Ending December 31, 2007 and the Three Month Period Ending March 31, 2008, which are included in Form S-1, Amendment #6 and now supersede this comment and  the earlier financial statements (contained in Form S-1, Amendment #5).

In reference to our Management’s Discussion and Analysis for the year ended December 31. 2007 as compared to the year ended December 31, 2006, the materials and procured products that increased in price include; Back/light components, Reflection Film, Light Guiding Plates, Diffusion film, Enhanced Prism Film, and External Frames.

The increase in the procurement of product during a year of significantly increasing wholesale price sourcing and also impacted by a global increase in raw material pricing and reduced ability to find alternative purchasing sources given the increase demand in Asia for all forms of products and materials spurred by a significant increase in demand in this geographic location.

The Company is moving towards new product sales and moving away from lower margin sales of the previous two fiscal years. We also do not anticipate a trend to materialize that will have any impact on our product as the technology is newly developed.

Refer to FORM S-1, Amendment #6, Liquidity and Capital Resources, page 12.

In addition, material factors that will contribute to Amber Optoelectronics profitability include;

- raw material volume purchases, justified by the purchase orders on file

- an increase in manufacturing efficiencies, provided by a production schedule that is rolled out over   the next twelve months.

Comment 27

27. We note your response to prior comment 44. Your discussion should refer the reader not to the audited financials for the years ended December 31, 2006 and 2005, but rather to the unaudited financial statements for the nine months ended September 30, 2007.  Please revise.

Not Applicable.  Please refer to the current Financial Statements contained in FORM S-1, Amendment #6.

Comment 28

28. We note your response to prior comment 46, but are unable to determine where you have revised your disclosure in response to the comment.   Please revise or advise.

The products produced are the components used for the Back/Light Modules internal and external to LCD displays. The components are Reflection Film, Light Guiding Plate, Diffusion film, Brightness Enhancer Prism Film, and the outside frame. The production of the new patented technology is less labor and requires less material resulting in a better product with lower material costs resulting in better profit margins.

Refer to FORM S-1, Amendment #6, The Company’s Current Available Technology, page 9.

Financial Statements for the Period Ended September 30, 2007

Statements of Cash Flow, page 32

Comment 29

29. We note your response to prior comment 53.  Tell us if the restated $614,545 “repayment from bank indebtedness” for the nine months ended September 30, 2007 is an actual cash outflow.  Explain to us how you calculated the $1,020,816 gain from the settlement of debits reported in your income Statement.  Also, explain to us why the entire $1,020.816 gain is not reported as a non-cash adjustment to net income in your statement of cash flows.  In the notes, please explain the facts and circumstances surrounding the settlement of debt.

Amber Optoelectronics Corp. the Taiwan registered company ceased operations and transferred the inventory and assets to Amber Optoelectronics Ltd.  Please note the actual cash outflow is not $614,545 but it is $204,076.  The principals of Amber Optoelectronics Ltd. disposed the assets and used the proceeds from the disposal of inventories and equipment, and paid the liabilities in the amount of $204,076 incurred in its operations.

As indicated in response to comment # 9, Yixiang, essentially became bankrupt.  This resulted in Amber Optoelectronics Corp. settling the debt with the bank.  Therefore, Amber Optoelectronics Ltd. recognized $1,020,816 as a gain on the forgiveness of bank debt in the income statement for the period ended September 30, 2007 of Amber Optoelectronics Inc.

The liabilities of Amber Optoelectronics Corp., were part of normal business transactions, but due to its deteriorating conditions, Amber Optoelectronics Corp., managed to settle these liabilities with partial payment.  Such settlements resulted in gains reported in the income statement for the period ended September 30, 2007 by Amber Optoelectronics Inc.

Please refer to the Financial Statements for the Twelve Month Period Ending December 31, 2007 and the Three Month Period Ending March 31, 2008, which are included in Form S-1, Amendment #6 and now supersede this comment and  the earlier financial statements (contained in Form S-1, Amendment #5).

Notes to Financial Statements, page 33

Comment 30

30. We note your response to prior comment 56.  In the notes, please expand your disclosure to fully explain the inventory reduction from 12/31/2006 to 9/30/2007.

Amber Optoelectronics Corp. sold its inventories and used the proceeds to settle most of its liabilities.  In some instances, Amber Optoelectronics Corp. managed to exchange actual inventories to settle some liabilities with its vendors.  The change between the two periods is $1,144,575 ($1,512,508 - $367,934) as referred to in comment #9.

Please refer to the Financial Statements for the Twelve Month Period Ending December 31, 2007 and the Three Month Period Ending March 31, 2008, which are included in Form S-1, Amendment #6 and now supersede this comment and  the earlier financial statements (contained in Form S-1, Amendment #5).

Our cost of revenues for the twelve months ended December 31, 2007 was $121,293, or 95% of net sales compared to $7,161,037, or 96% of net sales for the twelve months ended December 31, 2006.  The decrease of $7,039,744 of cost of sales was the direct result of the decrease in net sales of $7,364,511, as the company liquidated inventory and commitments of its existing products during the twelve months ended December 31, 2006, and introduced its new product lines during the twelve months ended December 31, 2007. The goal is to generate higher margins from more in-demand products while expanding into new sales regions and territories in the current fiscal year and beyond.

Refer to FORM S-1, Amendment #6, Results of Operations, page 13.

x

Part II

Signatures

Comment 31

31. We note your response to prior comment 58, as previously requested, please revise to indicate which individual is signing in the capacity of principal accounting officer.  Refer to Instruction 1 to “Signatures” of Form S-1.

Revised.

Refer to FORM S-1, Amendment #6, Signatures, page 75.

Exhibit 5.1

Comment 32

32. We note your response to prior comment 59.  The general reference to consulting the General Corporation Law of the State of Delaware is not sufficient.  Please revise to clarify, as previously requested, that counsel is opining upon the corporate laws under which Amber Optoelectronics is incorporated.

Revised.  As per an excerpt from our counsel;

“I have reviewed the appropriate sections of the General Corporation Law of the state of Delaware, the state in which Amber Optoelectronics, Inc. is incorporated.”

Refer to FORM S-1, Amendment #6, Exhibit 5.1, page 49.

Comment 33

33. We note your response to prior comment 60.  As previously requested, please revise to c1arify that the shares upon which counsel is opining are those registered pursuant to the registration statement, not issuable pursuant to the registration statement.

Revised.  As per an excerpt from our counsel;

“Based on the foregoing examination, I am of the opinion that all of the shares of Common Stock registered under the above Registration Statement are duly authorized and, when issued, will be validly issued, fully paid and non-assessable.”

Refer to FORM S-1, Amendment #6, Exhibit 5.1, page 49.

Comment 34

34. We note your response to prior comment 61.  Please revise, as previously requested to consent to the reference under “Legal Proceedings.”

Revised.  As per an excerpt from our counsel;

“I hereby consent to the filing of this opinion as an exhibit to Pre-Effective Amendment # 6. In addition, I hereby consent to the use of the reference to “Counsel to the Company” in the paragraph titled “Legal Proceedings.”

Refer to FORM S-1, Amendment #6, Exhibit 5.1, page 49.